NATIONWIDE LETTERHEAD

August 30, 2019

VIA EDGAR SUBMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Nationwide Mutual Funds (the "Registrant") File No. 333-233003 Rule 473 Filing

Ladies and Gentlemen:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-233003) relating to the proposed reorganization of BNY Mellon Disciplined Stock Fund, a series of BNY Mellon Investment Funds IV, Inc. into Nationwide Mellon Disciplined Value Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2019 (0001680359-19-000403) pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Columbus, and State of Ohio, on this 30th day of August, 2019.
Please direct questions or comments relating to this filing to Peter M. Hong at (202) 419-8429, or in his absence, to Jessica D. Burt, Esquire at (202) 419-8409.

Very truly yours, /s/Allan J. Oster Allan J. Oster, Esquire